Filed by Duke Realty Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Duke Realty Corporation

Commission File No.: 001-09044

Letter from Jim Connor, Duke Realty Corporation’s Chairman and Chief Executive Officer, issued to Duke Realty Corporation associates on June 13, 2022

FROM: Jim Connor

TO: Duke Realty Associates

SUBJECT: Exciting and Important News – Duke Realty to Merge with Prologis

My Colleagues – It is with mixed emotions that I share with you today the announcement that we have agreed to merge with Prologis. Our press release announcing the transaction can be found here.

I know that this announcement will bring some uncertainty to many of you, and for that I’m sorry. But I am excited for us to become part of a truly powerful force in the global real estate market.

As you know from the press release we issued last month in response to Prologis’ unsolicited offer to acquire our company, we have engaged with Prologis over the past several months regarding the potential of bringing together our complementary businesses. Today’s decision is not one we took lightly – we and our Board of Directors evaluated it very carefully with the assistance of financial and legal advisors to ensure we reached an agreement that delivers significant and compelling value to our shareholders. That said, I understand that you may have questions about what this means, so I want to take some time to walk through why we arrived at this decision and some of the next steps.

Why are we doing this?

We are combining with Prologis because we believe in the compelling value that bringing both sets of assets together onto a single platform will deliver, and we are confident this combination is in the best long-term interest of Duke Realty shareholders. Our shareholders will benefit from the substantial and compelling premium reflected in the exchange ratio for the merger and the ability to continue participating in the growth and upside potential of the combined company. You can take pride in the fact that Prologis is paying what we believe is the highest premium ever seen in the REIT sector for Duke Realty. This substantial premium reflects the high-quality company we have all built. There are clear advantages in bringing our companies together, including significant economies of scale, that are unavailable to us as a standalone company. With the meaningful growth already expected from our assets and the expected benefits of combining both businesses, we firmly believe the combined company will be stronger than either standalone company absent this merger.

Why is Prologis interested in Duke Realty?

We have always respected Prologis and believe together we will be better positioned to become a stronger competitor in a highly attractive REIT sector that is positioned for long-term growth. This transaction is truly a testament to everything that we have built and achieved over the past several years. Given the strength and performance of our business, it should come as no surprise to any of you that Prologis has been interested in merging with us for some time. As they’ve told us repeatedly in our discussions in recent months, they want to make this merger work because they are so impressed by our high-quality portfolio, our talented people and the seamless execution of our strategy, even during the pandemic. While many companies were struggling to survive, we thrived.

From what started back in 1972 as a truly local business with one building, we have continually evolved our strategy to stay ahead of secular trends and respond to changes in the market with several well-timed acquisitions and investments in new markets and sectors to become a leader in commercial real estate — the leading pure-play, domestic-only logistics property REIT in the country. We have always been incredibly self-aware and made bold changes in the face of adversity to ensure that our business came out the other side even stronger. This has never been more evident than over the past few years. We simplified our business by exiting several sectors and focusing solely on industrial, and now have a high-quality and geographically diverse portfolio.

2021 was a record year for us, and we are well positioned to continue this trend in 2022 and beyond. As you will have seen, we recently provided a business update for the months of April and May demonstrating our continued strength. Building on our performance from the first quarter, we continued to see record high stabilized occupancy of 99.6%, generated 4.9 million square feet of total lease volume and signed $266 million in New Development.

The decisive actions we have taken over the past few years have positioned us for strong future growth, and now, with Prologis, we will be able to accelerate the potential of our business.

What are the next steps?

It is important to remember that today’s announcement is just the first step in the process. There are of course many decisions to be made as we work to combine our two companies, but we first have to work to close the transaction, which is expected to occur in the fourth quarter of 2022, subject to the approval of Duke Realty’s shareholders and Prologis’ shareholders and the satisfaction of other customary closing conditions.

Until the transaction closes, we are two independent companies and will continue to operate as such, executing our own strategies and plans. This also means that it is important that we refrain from reaching out to our counterparts at Prologis. As we move through the process, we will start to plan for integrating our two businesses with a combined team from both organizations, but for now, it is business as usual.

That said, we can expect that the announcement will likely generate interest and questions from the media or other external parties. If someone from the media reaches out, please refer them to Gene Miller; if an investor reaches out, please refer them to Ron Hubbard.

We will of course work to provide as much transparency as possible throughout the process. To that end, we will be hosting an all-associate call at 11:00 a.m. ET today to discuss the transaction. A calendar invite will be sent shortly.

In the meantime, I want you all to know how grateful I and the rest of the senior leadership team are for your dedication to our mission. We have a truly great team and I am excited for what is next to come.

Sincerely,

Jim

FORWARD-LOOKING STATEMENTS

The statements in this communication that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Prologis and Duke Realty operate as well as beliefs and assumptions of Prologis and Duke Realty. Such statements involve uncertainties that could significantly impact Prologis’ or Duke Realty’s financial results. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” and “estimates,” including variations of such words and similar expressions, are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that Prologis or Duke Realty expects or anticipates will occur in the future — including statements relating to any possible transaction between Prologis and Duke Realty, rent and occupancy growth, acquisition and development activity, contribution and disposition activity, general conditions in the geographic areas where Prologis or Duke Realty operate, Prologis’ and Duke Realty’s respective debt, capital structure and financial position, Prologis’ and Duke Realty’s respective ability to earn revenues from co-investment ventures, form new co-investment ventures and the availability of capital in existing or new co-investment ventures — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although Prologis and Duke Realty believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, neither Prologis nor Duke Realty can give assurance that its expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) Prologis’ and Duke Realty’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the proposed transaction; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (iii) risks related to diverting the attention of Prologis and Duke Realty management from ongoing business operations; (iv) failure to realize the expected benefits of the proposed transaction; (v) significant transaction costs and/or unknown or inestimable liabilities; (vi) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; (vii) the risk that Duke Realty’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (viii) risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction; (ix) the effect of the announcement of the proposed transaction on the ability of Prologis and Duke Realty to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (x) risks related to the market value of the Prologis common stock to be issued in the proposed transaction; (xi) other risks related to the completion of the proposed transaction and actions related thereto; (xii) national, international, regional and local economic and political climates and conditions; (xiii) changes in global financial markets, interest rates and foreign currency exchange rates; (xiv) increased or unanticipated competition for Prologis’ or Duke Realty’s properties; (xv) risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change; (xvi) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xvii) availability of financing and capital, the levels of debt that Prologis and Duke Realty maintain and their credit ratings; (xviii) risks related to Prologis’ and Duke Realty’s investments in co-investment ventures, including Prologis’ and Duke Realty’s ability to establish new co-investment ventures; (xix) risks of doing business internationally, including currency risks; (xx) environmental uncertainties, including risks of natural disasters; (xxi) risks related to the coronavirus pandemic; and (xxii) those additional factors discussed under Part I, Item 1A. Risk Factors in Prologis’ and Duke Realty’s respective Annual Reports on Form 10-K for the year ended December 31, 2021. Neither Prologis nor Duke Realty undertakes any duty to update any forward-looking statements appearing in this communication except as may be required by law.

Additional Information

In connection with the proposed transaction, Prologis will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (“Form S-4”), which will include a document that serves as a prospectus of Prologis and a joint proxy statement of Prologis and Duke Realty (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to Prologis’ and Duke Realty’s shareholders. Investors and security holders will be able to obtain the Form S-4 and the joint proxy statement/prospectus free of charge from the SEC’s website or from Prologis or Duke Realty. The documents filed by Prologis with the SEC may be obtained free of charge at Prologis’ website at the SEC Filings section of www.ir.prologis.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Prologis by requesting them from Investor Relations by mail at Pier 1, Bay 1, San Francisco, CA 94111. The documents filed by Duke Realty with the SEC may be obtained free of charge at Duke Realty’s website at the SEC Filings section of http://investor.dukerealty.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Duke Realty by requesting them from Investor Relations by mail at 8711 River Crossing Blvd. Indianapolis, IN 46240.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Prologis and Duke Realty and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Prologis’ directors and executive officers is available in Prologis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its proxy statement dated March 25, 2022, for its 2022 Annual Meeting of Shareholders and its Current Report on Form 8-K/A filed with the SEC on April 5, 2022. Information about Duke Realty’s directors and executive officers is available in Duke Realty’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its proxy statement dated March 2, 2022, for its 2022 Annual Meeting of Shareholders and its Current Report on Form 8-K filed with the SEC on April 27, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Prologis or Duke Realty as indicated above.

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